Valkyrie ETF Trust II 485BPOS

Exhibit 99.(d)(3)

Schedule A

(As of January 26, 2022)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Valkyrie Balance Sheet Opportunities ETF	0.75%	November 30, 2021	December 2, 2021	December 6, 2021	November 30, 2023
Valkyrie Bitcoin Miners ETF	0.75%	January 4, 2022	January 14, 2022	January 18, 2022	January 4, 2024